							EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Nine Months Ended
	September 30,		Year Ended December 31,
	(Unaudited)
	2018	2017	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income taxes	$19,128	$16,422	$15,139	$19,812	$20,692	$10,355	$28,050
Equity in net loss (income) of affiliates included above	71	148	128	(98)	(79)	(175)	(642)
Fixed charges	7,480	6,235	8,854	7,296	6,592	5,295	5,452
Distributed income of equity affiliates	242	22	46	61	30	148	318
Interest capitalized	(404)	(718)	(903)	(892)	(797)	(234)	(284)

Earnings, as adjusted	$26,517	$22,109	$23,264	$26,179	$26,438	$15,389	$32,894

Fixed Charges:
Interest expense	$5,845	$4,374	$6,300	$4,910	$4,120	$3,613	$3,940
Interest capitalized	404	718	903	892	797	234	284
Portion of rental expense representative of interest factor	1,231	1,143	1,651	1,494	1,675	1,448	1,228

Fixed Charges	$7,480	$6,235	$8,854	$7,296	$6,592	$5,295	$5,452

Ratio of Earnings to Fixed Charges	3.55	3.55	2.63	3.59	4.01	2.91	6.03